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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
EPIQ SYSTEMS, INC.
(In Thousands, except for Ratio)

	2013	2012	2011	2010	2009
Earnings
Net income	$11,110	$22,427	$12,080	$13,929	$14,595
Income tax expense	5,995	12,979	8,827	12,641	12,266
Fixed charges	16,325	13,089	9,651	5,335	4,023

Earnings available for fixed charges	33,430	48,495	30,558	31,905	30,884

Fixed Charges
Interest expense(1)	10,395	8,767	5,204	1,537	1,160
Interest capitalized	(168)	(220)	—	—	—
Amortization of deferred loan charges	1,903	716	640	393	314
Estimated interest expense in leases	4,195	3,826	3,807	3,405	2,549

Total fixed charges	$16,325	$13,089	$9,651	$5,335	$4,023

Ratio of Earnings to Fixed Charges	2.0	3.7	3.2	6.0	7.7

(1)
Interest expense excludes interest related to uncertain tax positions which is included in income tax expense shown above.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES EPIQ SYSTEMS, INC. (In Thousands, except for Ratio)